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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NOVA CHEMICALS CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66977W109

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 66977W109			Page 2 of 5

1.	Name of Reporting Person: AIM Funds Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: ORGANIZED UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO), IN THE COUNTRY OF CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 549,840

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 549,840

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 549,840

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.63%

12.	Type of Reporting Person: O.O

ITEM 1 (a) NAME OF ISSUER:

NOVA CHEMICALS CORPORATION

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1000 7TH Ave., SW
Calgary, Alberta, Canada, T2P 5L5

ITEM 2 (a) NAME OF PERSON(S) FILING:

AIM Funds Management Inc.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5140 Yonge Street
Suite 900
Toronto, Ontario M2N 6X7

ITEM 2 (c) CITIZENSHIP:

Organized under the laws of ONTARIO

ITEM 2 (d) TITLE OF CLASS OF SECURITIES

Common Shares

ITEM 2 (e) CUSIP NUMBER: 66977W109

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)	/ /	Broker or Dealer registered under Section 15 of the Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act.
(c)	/ /	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	/ /	Investment Company registered under Section 8 of the Investment Company Act.
(e)	/ /	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f)	/ /	Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4 (a) — (c) OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2) of this statement on Schedule 13G is hereby incorporated by reference.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS / /

Yes

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10 CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2004
(Date)

/s/ Susan J. Han
Susan J. Han,
As Senior Vice President & General Counsel
AIM Funds Management Inc.